SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 2)*

                         SENIOR HOUSING PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   81721M 10 9
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 3, 2001
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                         Page 2 of 6 Pages


1            NAMES OF REPORTING PERSONS
             OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HRPT Properties Trust  I.R.S. ID No. 04-6558834

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                    (b) |_|


3            SEC USE ONLY


4            SOURCE OF FUNDS*

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland

                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES                           12,809,237
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                              8            SHARED VOTING POWER


                              9            SOLE DISPOSITIVE POWER

                                           12,809,237

                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,935,252

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             44.4%

14           TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 81721M 10 9                                        Page 3 of 6 Pages



1            NAMES OF REPORTING PERSONS
             OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             REIT Management & Research, Inc.  I.R.S. ID No. 04-3402206

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                              8            SHARED VOTING POWER


                              9            SOLE DISPOSITIVE POWER


                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,944,055

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             44.5%

14           TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                        Page 4 of 6 Pages


         This Amendment No. 2 to the original Schedule 13D filed September 29, 1999, by HRPT Properties Trust and REIT Management & Research, Inc. is being filed to reflect a decrease in the reported percentage ownership of Senior Housing Properties Trust ("SNH") as described below and update certain other information.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Senior Housing Properties Trust, a Maryland real estate investment Trust ("SNH"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), and REIT Management & Research, Inc., a Delaware corporation ("RMR").

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Rev. Justinian Manning, C.P., Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John Popeo, Treasurer, Chief Financial Officer and Secretary, Jennifer Clark, Senior Vice President and Assistant Secretary and David Lepore, Senior Vice President.

         RMR's principal business is providing advisory services to real estate investment trusts such as SNH and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Jennifer Clark, Vice President, David M. Lepore, Vice President, John A. Mannix, Vice President,
Thomas M. O'Brien, Vice President, and John Popeo, Treasurer. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR.

         Each of the individuals listed above (i) except for Mr. Donelan, is a United States citizen, (ii) except for Mr. Donelan, Rev. Manning and Mr. Zeytoonjian, have a business address at 400 Centre Street, Newton, Massachusetts 02458 and (iii) except for Mr. Donelan, Rev. Manning and Mr. Zeytoonjian, is principally employed by RMR in the capacity specified above. Mr. Hegarty also serves as the President and Chief Operating Officer, Secretary and acting Treasurer of SNH. Mr. Donelan is Chairman and Chief Executive Officer of eSecLending and has a business address at Sion Hall, 56 Victoria Embankment, London, United Kingdom. Rev. Manning is the pastor of St. Gabriel's parish at 201 Washington Street, Brighton, Massachusetts 02135. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and has a business address at 157 Moody Road, Enfield, Connecticut 06082.

         Neither HRP, RMR nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                         Page 5 of 6 Pages



misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer.

         (a) On July 3, 2001, SNH issued 3,200,000 additional Shares in an underwritten public offering. HRP continues to hold 12,809,237 Shares, which as a result of SNH's offering of Shares, represent 44.0% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own SNH Shares as follows: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 61,204 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 61,204 Shares; and other trustees and executive officers of HRP, 3,607 Shares in the aggregate. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 12,935,252 Shares, which giving effect to SNH's offering, represent 44.4% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP.

         RMR, as HRP's investment advisor, may under applicable regulatory definitions be deemed to beneficially own HRP's 12,809,237 Shares. RMR, however, expressly disclaims any beneficial ownership of HRP's 12,809,237 Shares.

         In addition, the directors and executive officers of RMR own SNH Shares as follows, in part as noted above: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 61,204 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 61,204 Shares; Mr. Hegarty, 5,440 Shares and other executive officers of RMR, 6,970 Shares in the aggregate. The Shares held by HRP (which may be deemed to be beneficially owned by RMR), when aggregated with such additional Shares held by the directors and executive officers of RMR, aggregate 12,944,055 Shares, which given effect to SNH's offering, represent 44.5% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR.

         In connection with the offering, SNH has granted to the underwriters of the offering a 30-day option to acquire up to an additional 480,000 shares which, if and to the extent exercised, will further reduce the percentage ownership of Shares reported above.

         (b) HRP has sole power to vote or dispose of its 12,809,237 Shares. To HRP's knowledge, each of the trustees, directors and executive officers of HRP and RMR described above has sole power to vote or dispose of the Shares he beneficially owns.

         (c) No transactions in Shares have been effected during the past sixty days by HRP, RMR or the trustees, directors and executive officers of HRP and RMR described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

                                  SCHEDULE 13D


CUSIP No. 81721M 10 9                                        Page 6 of 6 Pages




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 9, 2001                        HRPT PROPERTIES TRUST



                                    By:  /s/ John Popeo
                                         John Popeo, Treasurer and CFO



July 9, 2001                        REIT MANAGEMENT & RESEARCH, INC.



                                    By:  /s/ Jennifer Clark
                                         Jennifer Clark, Vice President